SANDVIK

Our date	Our reference
2006-05-03	
Your date	Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Commission File No. 82-1463

06013560

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH. D.C. 185 SECTION

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB's Annual General Meeting, dated 2 May, 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

dlw 5/19

SEC-brev 050329 Ann Meet

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik AB's Annual General Meeting 2006

Sandvik AB's Annual General Meeting, held in Sandvik on 2 May 2006, approved a dividend of SEK 13.50 per share for 2005. Friday, 5 May 2006 was determined as the record date for payment of the dividend. The dividend is expected to be distributed through VPC on Wednesday, May 10.

Attorney Sven Unger was elected Chairman of the Meeting. Anders Nyrén reported on the role and work of the Board and the Audit Committee as well as the work of the Remuneration Committee and Carl-Olof By on the Nomination Committee's work.

In his address, Lars Pettersson, President and CEO, commented on fiscal year 2005 and the first quarter of the current year. He also explained the Group's business concept and future development. With a strong product portfolio, focused R&D activities, Sandvik is well positioned to offer high customer value to a global customer base and has favorable conditions for continued profitable growth. The Group's financial strength also makes it possible to conduct a generous dividend policy and an aggressive investment strategy.
(The address is available in its entirety on Sandvik's website, www.sandvik.com/IR)

Georg Ehrnrooth, Clas Åke Hedström, Sigrun Hjelmquist, Egil Myklebust, Anders Nyrén and Lars Pettersson were re-elected members of the Board. Fredrik Lundberg and Hanne de Mora were newly elected members. Clas Åke Hedström was elected Chairman of the Board.

The employee organizations appointed Tomas Kärnström and Göran Lindstedt as members of the Board and Mette Ramberg and Bo Westin as deputy members.

Decision on changes to the Articles of Association
The Meeting resolved to adapt the Articles of Association to the new Swedish Companies Act that became effective on 1 January 2006. It was also decided to implement a 5:1 share split, with a preliminary record date of 12 June 2006.

Decision on principles for remuneration and other employment terms for the Group Executive Management
The Meeting resolved that the Board's proposal regarding principles for remuneration, etc. for the Group Executive Management shall apply.

Decision on deletion of the limiting transfer conditions
The Meeting decided to permit certain companies within the Group to adapt their Articles of Association regarding conditions for transfer to correspond with those in Sandvik AB's Articles of Association.

Decision on Nomination Committee
The Meeting decided that the four largest shareholders as known by the Company shall each appoint a representative and these persons, as well as the Chairman of the Board, who is also the convener, shall comprise the Nomination Committee.

Statutory Board meeting
A statutory Board meeting was held after the Annual General Meeting. Anders Nyrén, Fredrik Lundberg and Sigrun Hjelmkvist were appointed members of the Audit Committee. Clas Åke Hedström, Georg Ehrnrooth and Egil Myklebust were appointed members of the Remuneration Committee.

Haglund Medal
Helga Holzschuh and Jörg Drobniewski from Walter within Sandvik Tooling were named the Group's product developers of the year. They were rewarded for the development of a new cemented-carbide grade for, among other applications, machining of cast-iron, with considerably higher performance that facilitates improved customer productivity.

Sandviken, 2 May 2006

Sandvik AB; (publ)

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43

2006-05-03

Attending to this matter, tel. direct line, fax direct line	Your date	Your reference
KF/Anders Örbom +46 26 261030		

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Report on the 1st Quarter, dated 2 May, 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Sandvik Q1

PRESS RELEASE 2 May 2006

Interim report first quarter 2006

CONTINUED STRONG GROWTH

- Order intake +23%*, SEK 20,985 M.
- Invoiced sales +15%*, SEK 17,481 M.
- Profit after financial items +42%, SEK 2,684 M.
- Profit for the period +42%, SEK 1,939 M.
- Return on capital employed, 25.1% (20.3%).
- Cash flow +91%, SEK 2,379 M.
- Earnings per share +48%, SEK 7.70.



"Sandvik had continued strong growth during the first quarter," says Lars Pettersson, President and CEO.

INVOICED SALES*


22 +22
45 +9
21 +20
7 +29
5 +8
Share of the Group, %
Change, %

"Demand during the quarter remained strong. The business climate in Europe improved and remained stable at a high level in other markets. Operating profit rose by 40% to SEK 2,853 M and the margin was 16.3%. Invoicing amounted to SEK 17.5 billion and profit after financial items increased by 42% to SEK 2.7 billion. We are continuing to develop our offering with new solutions for increased customer benefit. Combined with a continued global expansion, this increases our competitiveness and ensures growth as well as profitability," says Lars Pettersson, Sandvik's President and CEO.

KEY FIGURES

SEK M	Q 1/06	Q 1/05	Q 1-4/05
Order intake	20 985	15 646	66 186
Invoiced sales	17 481	14 194	63 370
Operating profit	2 853	2 041	9 532
Earnings per share, SEK	7.70	5.20	24.70

BUSINESS AREAS – INVOICED SALES*


+10%

Sandvik Tooling


+20%

Sandvik Mining and Construction


+15%

Sandvik Materials Technology

* Change compared to the same quarter the preceding year at fixed exchange rates for comparable units.

For additional information, please call +46 (0) 26-26 10 01 or visit www.sandvik.com

Financial overview

INCOME STATEMENT SEK M	Q 1 2006	Q 1 2005	Change %	Q 1-4 2005
Order intake	20 985	15 646	+34 1)	66 186
Invoiced sales	17 481	14 194	+23 2)	63 370
Operating profit	2 853	2 041	+40	9 532
%	16.3	14.4		15.0
Profit after financial items	2 684	1 892	+42	8 819
%	15.4	13.3		13.9
Profit for the period	1 939	1 363	+42	6 392
%	11.1	9.6		10.1
of which shareholders' interest	1 836	1 284	+43	6 021
Earnings per share. SEK *	7.70	5.20	+48	24.70

1) 23 % at fixed exchange rates for comparable units.
2) 15 % at fixed exchange rates for comparable units.
*) Calculated on the basis of the shareholders' share of profit for the period.

KEY FIGURES	Q 1 2006	Q 1 2005	Full-year 2005
No. of shares outstanding at end of period ('000)	237 257	247 045	237 257 1)
Average no. of shares ('000)	237 257	250 250	243 375
Tax rate, %	28	28	28
Return on capital employed, %*	25.1	20.3	23.7
Return on total equity, %*	29.2	22.2	27.4
Shareholders' equity per share, SEK	105.6	98.20	99.00
Net debt/equity ratio	0.6	0.5	0.7
Net working capital, %	28	30	27
No. of employees	39 799	38 766	39 613

1) After redemption.
*) Rolling 12 months.

ORDER INTAKE AND INVOICED SALES BY MARKET AREA

First quarter 2006

Market area	Order intake SEK M	Change* %	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	9 470	+29	45	7 896	+9	45
NAFTA	3 804	+10	18	3 779	+22	22
South America	1 613	+93	8	931	+8	5
Africa/Middle East	1 766	+62	8	1 161	+29	7
Asia/Australia	4 332	+4	21	3 714	+20	21
Total	20 985	+23	100	17 481	+15	100

* At fixed exchange rates for comparable units.

Sales


ORDER INTAKE
SEK M Quarter
SEK M Rolling
22 500
15 000
7 500
0
75 000
50 000
25 000
0
04
05
06
Quarter
Rolling 12 months


INVOICED SALES
SEK M Quarter
SEK M Rolling
22 500
15 000
7 500
0
75 000
50 000
25 000
0
04
05
06
Quarter
Rolling 12 months

Order intake totaled SEK 20,985 M (15,646), an increase in total of 34% and by 23%, excluding currency effects, for comparable units. Changes in exchange rates impacted order intake positively by 8%. Growth, excluding currency effects, for comparable units was 13% for Sandvik Tooling and 46% for Sandvik Mining and Construction. Order intake for Sandvik Materials Technology rose by 12%, including a positive effect of some 5 percentage points as compensation for rising raw materials prices. The order intake and invoicing in the quarter were affected positively by slightly more than 1 percentage points since the first quarter of 2006 had more working days than in 2005. The effect is mainly attributable to Sandvik Tooling and a corresponding negative effect will impact sales during the second quarter.

Sandvik Mining and Construction received a number of large project orders during the quarter with a combined order value of slightly more than SEK 1.6 billion.

Demand for Sandvik's products improved notably in Europe and order intake rose by 29% (18% excluding project orders). Development in Western Europe was strengthened in most markets, with the exception of the UK and France. Demand in Eastern Europe remained very strong. The business climate in NAFTA strengthened somewhat and order intake increased by 10% (16% excluding project orders). The positive development for the mining industry in Africa/Middle East continued and order intake rose by 62% compared with a year earlier. Activity in Asia/Australia was high and demand was very favorable, primarily in China, India, Australia and Japan. Order intake in Asia/Australia was up 4%. Adjusted for large project orders in 2005, the increase was 20%.

Global demand remained strong, particularly in investment-related areas such as machinery, mining and construction industries as well as in the oil/gas and process industries. Demand from the general engineering industry remained at a high level. Activity in the automotive industry was favorable, with production increases in many markets, but a slight weakening was noted in France and the US. Activity in the aerospace industry remained high and order intake rose in Europe and NAFTA. Demand in the electronics industry improved during the quarter.

Invoiced sales amounted to SEK 17,481 M (14,194), rising a total of 23% and by 15% for comparable units, excluding currency effects. For Sandvik Tooling, the increase, excluding currency effects, for comparable units, was 10%, and for Sandvik Mining and Construction 20%. The increase for Sandvik Materials Technology was 15%, of which approximately 5 percentage points attributable to surcharges for higher raw materials prices.

CHANGE %	ORDER INTAKE			INVOICED SALES		
	Q 1 2006	Q 1 2005	Q 1-4 2005	Q 1 2006	Q 1 2005	Q 1-4. 2005
Price/volume	+23	+14	+15	+15	+14	+14
Structural	+1	-1	-1	0	0	-1
Currency	+8	-2	+3	+8	-2	+3
Total	+34	+11	+17	+23	+12	+16

Earnings and return


OPERATING PROFIT
SEK M
Quarter
Per cent
4 000
3 000
2 000
1 000
0
20
15
10
5
0
04
05
06
Quarter
Operating margin, %


RETURN
Percent
Percent
30
25
20
15
10
5
0
04
05
06
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

Operating profit amounted to SEK 2,853 M, an increase of 40% compared with a year earlier. **Operating margin** rose to 16.3% of invoiced sales (Q1, 2005: 14.4%). All business areas increased operating profit and operating margin. The improvement in earnings was due to higher sales volumes, increased productivity, better product mix and positive price trends. Changes in exchange rates had a positive impact of about SEK 250 M on earnings, attributable mainly to Sandvik Tooling and Sandvik Mining and Construction. Structural measures were charged against earnings in the amount of SEK 100 M.

Net financial items amounted to an expense of SEK 169 M (expense: 149). The outcome was positively affected by SEK 90 M by the market valuation of financial instruments for the employee stock options program. **Profit after financial income and expenses** increased by 42% to SEK 2,684 M (1,892), 15.4% of invoicing. **Tax** amounted to SEK 745 M (529). **Net profit for the period** was up 42% to SEK 1,939 M (1,363). Earnings per share rose by 48% to SEK 7.70 (5.20).

Cash flow from operating activities amounted to SEK 2,379 M (1,246). Working capital rose SEK 565 M in volume as a result of higher operating volumes. **Investments** amounted to SEK 1,090 M (633). Cash flow after investments was SEK 1,505 M (624) for the quarter.

Working capital as a percent of invoicing improved to 28% (30), due mainly to higher sales volumes and more effective capital management.

The **return on capital employed** was 25.1% (23.7 for full-year 2005). The **return on shareholders' equity** was 29.2% (27.4 for full-year 2005). Interest-bearing liabilities and provisions, less liquid funds, resulted in net debt of SEK 15,120 M (12,297). Cash and cash equivalents amounted to SEK 2,133 M (1,977), with loans totaling SEK 13,547 M (10,640). Net debt/equity ratio was 0.6 (0.5).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
3 000
2 000
1 000
0
9 000
6 000
3 000
0
04
05
06
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
30
25
20
15
10
5
0
04
05
06
Rolling 12 months

Sandvik Tooling

Sandvik Tooling's order intake in the first quarter totaled SEK 6,095 M (5,041), an increase of 13% for comparable units, excluding currency effects. Invoiced sales amounted to SEK 5,801 M (4,928), an increase of 10% compared with a year earlier for comparable units, excluding currency effects. Order intake and invoicing in the quarter were affected positively by about 3 percentage points by the first quarter of 2006 having more working days than in 2005. The number of working days in the second quarter is estimated to be 2% fewer than in the preceding year.

The business climate improved further during the quarter. Order intake rose in Europe by 14% and in NAFTA by 10% for comparable units, excluding currency effects. Demand continued to be very strong in Eastern Europe and Asia. Order intake in South America declined somewhat due to weaker demand for high-speed steel tools in Brazil.

Demand from the engineering, oil/gas and heavy automotive industries remained favorable and increased in the aerospace industry. Activity in the car industry was satisfactory. Sales rose in all big markets, except the UK.

Successful introduction of new product programs, for example new cemented-carbide grades, combined with a continuing development of the business area's ability together with customers to create new high-efficiency solutions strengthens Sandvik Tooling's market leadership. During the quarter, the expansion of production capacity as well as the sales organization continued, with the aim of securing continued high customer satisfaction and, consequently, increased market shares.

Strategic efforts continued in the business area with the development of synergies and capitalizing on cost advantages. This is accomplished, among other measures, by coordinating research resources and consolidating production facilities. It was decided to discontinue production of cemented-carbide inserts in Fair Lawn, USA. Production is being relocated to other units whereby an improved manufacturing efficiency is achieved.

Operating profit in the first quarter amounted to SEK 1,294 M (1,024), an increase of 26% compared with the first quarter of 2005. Operating margin was 22.3% (20.8). The increase in earnings was primarily attributable to higher volumes, favorable price trends, high capacity utilization and improved productivity. Currency effects impacted positively on earnings by about SEK 120 M. Earnings were charged with SEK 75 M for phasing out of operations in Fair Lawn. Capital efficiency within Sandvik Tooling developed positively and the return on capital employed rose to 32.3% (29.9).



The new competence center for materials development in Stockholm is working with cemented-carbide tools to meet tomorrow's demands.

SANDVIK TOOLING

SEK M	Q 1 2006	Q 1 2005	Change %	Q 1-4 2005
Order intake	6 095	5 041	+13 *	21 084
Invoiced sales	5 801	4 928	+10 *	20 847
Operating profit	1 294	1 024	+26	4 420
%	22.3	20.8		21.2
Return on capital employed	32.3	29.9		31.3
Number of employees	14 919	15 167	-2	14 966

* at fixed exchange rates for comparable units.

Sandvik Mining and Construction

Sandvik Mining and Construction's order intake in the quarter amounted to SEK 8,300 M (5,075), an increase of 46%, excluding currency effects, for comparable units. Order intake includes large project orders at a value of slightly more than SEK 1.6 billion. Adjusted for these orders, order intake increased by 23%. Invoiced sales rose by 20%, excluding currency effects, for comparable units, amounting to SEK 5,539 M (4,213).

Demand for base metals, precious metals and coal remained high. The high rate of production within the mining industry, combined with investments in new and more advanced solutions, means a continued highly favorable demand for machines, tools and service from Sandvik Mining and Construction.

Demand from the construction industry was favorable and strengthened mainly in Europe and Asia. A number of major orders were received in the first quarter within surface excavation and materials handling in, among other countries, Italy, South Africa and Brazil amounting to a total value of slightly more than SEK 1.6 billion.

In April, Sandvik announced its intention to make a public offer to acquire the exchange-listed Australian company SDS Corporation Ltd, which is world leading in the design and manufacture of drilling equipment for mineral exploration. In fiscal year 2005, SDS Corporation posted sales of SEK 650 M, with about 500 employees. The acquisition, which among other conditions requires approval from shareholders representing at least 90% of the shares, means that Sandvik Mining and Construction becomes a leader also within mineral exploration.



Sandvik Mining and Construction's total offering to customers continues to develop. The Toro 60 underground, with steel frame and three axles, is an example of a new philosophy – powerful but agile and fast dump trucks.

Operating profit in the first quarter rose 64% to SEK 800 M (489), or 14.4% of invoicing. The increase was mainly attributable to higher volumes and as a result of high capacity utilization combined with increased efficiency. Currency effects impacted positively on earnings by about SEK 80 M. Capital efficiency developed positively and the return on capital employed rose to 28.5% (22.3).

SANDVIK MINING AND CONSTRUCTION

SEK M	Q 1 2006	Q 1 2005	Change %	Q 1-4 2005
Order intake	8 300	5 075	+46 *	22 394
Invoiced sales	5 539	4 213	+20 *	20 560
Operating profit	800	489	+64	2 654
%	14.4	11.6		12.9
Return on capital employed	28.5	22.3		26.4
Number of employees	10 823	9 793	+11	10 640

* at fixed exchange rates for comparable units.

Sandvik
Materials Technology

Sandvik Materials Technology's order intake in the quarter totaled SEK 5,124 M (4,312), up 12% from the preceding year for comparable units, excluding currency effects.

Invoiced sales amounted to SEK 4,719 M (3,871), an increase of 15%, excluding currency effects, for comparable units. Price surcharges for higher raw materials prices positively affected order intake and invoiced sales by about 5 percentage points. Accordingly, the increase in comparable terms for order intake was 7% and 10% for invoicing.

Business conditions remained strong for special products to the investment-related customer segments in the process and oil/gas industries and other energy sectors. Demand for standard products, which previously was relatively weak, increased as well as order intake from the electronics industry.

Demand from the engineering industry and consumer-related industries was unchanged. Demand in Europe improved sharply, for both niche and standard products and the business climate in the US and Asia was positive. Development in South America was very strong.

Among other areas, Sandvik Materials Technology is increasing capacity for production of advanced, seamless tubes to meet the heavy demand from primarily the oil/gas and process industries. At the same time, structural efforts continue to increase cost efficiency and profitability and to capitalize on economies of scale within the business area. During the quarter, it was decided to phase out Kanthal's unit for wire production in Cinisello, Italy

Operating profit in the first quarter rose by 35%, totaling SEK 526 M (389), or 11.1% of invoicing. The improvement in earnings is attributable mainly to the ongoing process of change, which has contributed to increased volumes, reduced manufacturing costs and an improved product mix. Earnings were charged with about SEK 25 M for phasing out the unit in Cinisello. The return on capital employed rose to 14.0% (11.5).



The latest Rotoform model, which among other applications is used in the chemical industry to produce pastilles, achieved a commercial breakthrough and increases customer productivity by 50%.

SANDVIK MATERIALS TECHNOLOGY

SEK M	Q 1 2006	Q 1 2005	Change %	Q 1-4 2005
Order intake	5 124	4 312	+12 *	17 712
Invoiced sales	4 719	3 871	+15 *	17 003
Operating profit	526	389	+35	1 729
%	11.1	10.0		10.2
Return on capital employed	14.0	11.5		13.2
Number of employees	8 403	8 342	+1	8 368

* at fixed exchange rates for comparable units, including surcharges for higher raw material prices.

Parent Company

Parent Company's invoiced sales were SEK 4,602 M (3,835) and operating profit totaled SEK 203 M (246). Interest-bearing liabilities and provisions, less cash and cash equivalents and interest-bearing assets, amounted to SEK 7,761 M (8,266 at 31 December 2005). Investments in fixed assets totaled SEK 225 M (127).

Significant events

- Sandvik Materials Technology decided to phase out the Kanthal product area's unit for wire drawing in Cinisello, Italy. The phase-out is a step in efforts to improve cost efficiency and profitability and affects about 90 persons. Provisions of SEK 25 M were charged against earnings in the quarter.
- Sandvik Tooling decided to close the unit for production of cemented-carbide inserts in Fair Lawn in the US, with the aim of coordinating the global production structure. The closure is expected to be completed in June 2006 and affects about 100 persons. Provisions of SEK 75 M were charged against earnings in the quarter.
- In April, Sandvik announced its intention to make a public offer to acquire the exchange-listed Australian company SDS Corporation Ltd, which is world leading in the design and manufacture of drilling equipment for mineral exploration. In fiscal year 2005, SDS Corporation posted sales of SEK 650 M, with about 500 employees. Sandvik's offer to SDS shareholders is AUD 1.14 per share, corresponding to a total of SEK 594 M. Among other conditions, the acquisition requires approval from shareholders representing at least 90% of the shares in SDS Corporation.
- During the quarter, Sandvik Mining and Construction received a number of large project orders, one pertaining to a coal-handling system in Italy valued at SEK 730 M and a number of orders for mining equipment to Brazil and South Africa with a total value of about SEK 900 M.

Accounting principles

This report was prepared in accordance with IFRS, with application of IAS 34, Interim Financial Reporting. The same accounting and valuation principles were applied as in the most recent annual report.

Sandviken, 2 May 2006

Sandvik AB; (publ)
Lars Pettersson
President and CEO

Appendices:

1. The Group in brief.

2. Invoiced sales and operating profit

The Company's auditors have not conducted a special audit of this report.

Additional information is available by telephone +46 (0)26-26 10 01. A telephone conference will be held on 2 May at 2:00 p.m. For further information, visit www.sandvik.com

The Sandvik Group's earnings for the second quarter of 2006 will be published on 20 July 2006.

POSTAL ADDRESS	PUBLIC COMPANY (publ)	PHONE AND FAX	WEB SITE AND E-MAIL
Sandvik AB	Corp. Reg. No: 556000-3468	+46 26 - 26 00 00	www.sandvik.com
Group Communications	VAT No: SE663000060901	+46 26 - 26 10 43	info.group@sandvik.com
SE-811 81 Sandviken			

Appendix 1

CONSOLIDATED FINANCIAL INFORMATION, SEK M

INCOME STATEMENT	Q 1 2006	Q 1 2005	Change %	Q 1-4 2005
Revenue	17 481	14 194	+23	63 370
Cost of sales and services	-11 273	-9 217	+22	-41 720
Gross profit	6 208	4 977	+25	21 650
% of revenue	35.5	35.1		34.2
Selling expenses	-2 328	-2 101	+11	-8 709
Administrative expenses	-630	-562	+12	-2 292
R&D-expenses	-442	-325	+36	-1 412
Other operating income and expenses	45	52	-13	295
Operating profit	2 853	2 041	+40	9 532
% of revenue	16.3	14.4		15.0
Financial income	142	82	+73	374
Financial expenses	-311	-231	+35	-1 087
Net financing cost	-169	-149	+13	-713
Profit after financial items	2 684	1 892	+42	8 819
% of revenue	15.4	13.3		13.9
Income tax expense	-745	-529	+41	-2 427
Profit for the period	1 939	1 363	+42	6 392
% of revenue	11.1	9.6		10.1
of which minority interests	103	79	+30	371
of which shareholders' interest	1 836	1 284	+43	6 021
Earnings per share, SEK	7.70	5.20	+48	24.70

BALANCE SHEET	Q 1 2006	Q 1 2005	Change %	Q 1-4 2005
Intangible assets	5 774	5 297	+9	5 874
Property, plant and equipment	16 783	15 260	+10	16 687
Financial assets	3 360	2 852	+18	3 271
Inventories	16 662	14 759	+13	16 440
Current receivables	16 678	14 328	+16	15 731
Cash and cash equivalents	2 133	1 977	+8	1 559
Total assets	61 390	54 473	+13	59 562
Total equity	26 176	25 344	+3	24 507
Interest-bearing provisions and liabilities	17 253	14 274	+21	18 212
Non-interest-bearing provisions and liabilities	17 961	14 855	+21	16 843
Total equity and liabilities	61 390	54 473	+13	59 562
*Net working capital**	*19 817*	*17 841*		*19 623*

*) Inventories + trade receivables excl. prepaid income taxes – non-interest-bearing liabilities excl. tax liabilities.

Appendix 1 (cont)

CHANGE IN TOTAL EQUITY, SEK M	Q 1 2006	Q 1 2005
Opening equity as shown in approved balance sheet for the preceding year (IFRS)	24 507	23 551
Effect of change in accounting policy (IAS 39)		62
Opening equity, as restated	24 507	23 613
Currency translation differences	-286	+460
Equity settled share based payments	-113	-15
Effect of hedge accounting in accordance with IAS 39	+143	-77
Dividends	-14	
Net profit for the period	+1 939	+1 363
Closing equity	26 176	25 344

CASH-FLOW STATEMENT SEK M	Q 1 2006	Q 1 2005	Q 1-4 2005
Cash flow from operating activities			
Income after financial income and expenses	+2 684	+1 892	+8 819
Adjustment for depreciation and impairment losses	+794	+639	+2 713
Adjustment for items that do not require the use of cash	-44	+42	-151
Income tax paid	-822	-554	-1 828
Cash flow from operating activities before changes in working capital	+2 612	+2 019	+9 553
Changes in working capital			
Change in inventories	-443	-952	-1 766
Change in operating receivables	-779	-435	-1 511
Change in operating liabilities	+989	+614	+990
Cash flow from operating activities	+2 379	+1 246	+7 266
Cash flow from investing activities			
Aquisitions of companies and shares, net of cash acquired		-28	-285
Purchase of property, plant and equipment	-1 090	-605	-3 665
Proceeds from sale of companies and shares, net of cash disposed of			+31
Proceeds from sale of property, plant and equipment	+216	+11	+235
Net cash used in investing activities	-874	-622	-3 684
Net cash flow after investing activities	+1 505	+624	+3 582
Cash flow from financing activities			
Change in loans	-895	-408	+3 087
Personnel options program	+4	-17	-73
Redemption of own shares			-3 964
Dividends paid	-14		-3 012
Net cash used in financing activities	-905	-425	-3 962
Cash flow for the period	+600	+199	-380
Cash and cash equivalents at beginning of the period	1 559	1 720	1 720
Exchange-rate differences in cash and cash equivalents	-26	+58	+219
Cash and cash equivalents at the end of the period	2 133	1 977	1 559

Appendix 2

INVOICED SALES BY MARKET AREA

SEK M	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1-4 2005	Q 1 2006	Change %	Change % [1]
Europe	7 023	7 609	6 589	7 508	28 729	7 896	+12	+9
NAFTA	2 747	3 011	3 306	3 579	12 643	3 779	+38	+22
South America	692	866	905	1 089	3 552	931	+35	+8
Africa/Middle East	818	989	1 033	1 154	3 994	1 161	+42	+29
Asia/Australia	2 914	3 675	3 721	4 143	14 452	3 714	+27	+20
Group total	14 194	16 150	15 554	17 473	63 370	17 481	+23	+15

ORDER INTAKE BY MARKET AREA

SEK M	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1-4 2005	Q 1 2006	Change %	Change % [1]
Svk Tooling	5 041	5 503	5 089	5 451	21 084	6 095	+21	+13
Svk Mining and Construction	5 075	5 833	6 283	5 203	22 394	8 300	+64	+46
Svk Materials Technology	4 312	4 778	3 922	4 700	17 712	5 124	+19	+12
Seco Tools[2]	1 209	1 252	1 178	1 327	4 965	1 459	+21	+12
Group activities	9	5	8	8	31	7		
Group total	15 646	17 371	16 480	16 689	66 186	20 985	+34	+23

INVOICED SALES BY BUSINESS AREA

SEK M	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1-4 2005	Q 1 2006	Change %	Change % [1]
Svk Tooling	4 928	5 344	5 066	5 510	20 847	5 801	+18	+10
Svk Mining and Construction	4 213	5 241	5 409	5 697	20 560	5 539	+31	+20
Svk Materials Technology	3 871	4 313	3 890	4 929	17 003	4 719	+22	+15
Seco Tools[2]	1 174	1 247	1 181	1 317	4 919	1 413	+20	+12
Group activities	8	5	8	20	41	9		
Group total	14 194	16 150	15 554	17 473	63 370	17 481	+23	+15

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1-4 2005	Q 1 2006	Change %
Svk Tooling	1 024	1 137	1 074	1 185	4 420	1 294	+26
Svk Mining and Construction	489	660	730	774	2 654	800	+64
Svk Materials Technology	389	475	292	573	1 729	526	+35
Seco Tools[2]	251	284	246	319	1 100	329	+31
Group activities	-112	-131	-81	-46	-371	-96	
Group total	2 041	2 425	2 261	2 805	9 532	2 853	+40

OPERATING PROFIT BY BUSINESS AREA

% OF INVOICING	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1-4 2005	Q 1 2006
Svk Tooling	20.8	21.3	21.2	21.5	21.2	22.3
Svk Mining and Construction	11.6	12.6	13.5	13.6	12.9	14.4
Svk Materials Technology	10.0	11.0	7.5	11.6	10.2	11.1
Seco Tools[2]	21.4	22.8	20.8	24.2	22.4	23.3
Group total	14.4	15.0	14.5	16.1	15.0	16.3

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim report.